Mail Stop 6010


      November 4, 2005



Suk Joo Ko
Director of Accounting Team
Mirae Corporation
#9-2, Cha Am-Dong
Chun An, Chung Chong Nam-Do 330-200
Republic of Korea



	Re:	Mirae Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
      File No. 000-30376


Dear Mr. Suk Joo Ko:

      We have reviewed your response letter dated October 13, 2005 and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheet, page F-5

1. Please refer to prior comment 1 of our letter dated August 4, 2005. It is still not clear to us what the current liability line item "allowance for loss on collateralized assets" is and whether it is appropriate and required under U.S. generally accepted accounting principles. Please tell us more about this liability and revise Note
29 in future filings to quantify and disclose any GAAP differences related thereto. We may have further comments after reviewing your response.

Note 29. Reconcilliation to Accounting Principles Generally
Accepted
in the United States of America, F-38

t. New Accounting Pronouncements, page F-42

2. Please refer to prior comment 5 of our letter dated August 4, 2005. We note your response and may have further comments after reviewing changes to your filed amendment that result from our prior comment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.











      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Suk Joo Ko
Mirae Corporation
November 4, 2005
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